FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani General Manager of Finance Division

Date: July 20, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice Regarding Election of Temporary Independent Auditor

(Translation)

To All Persons Concerned	July 19, 2006

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manager of Finance Division (Tel: 075-604-3500)

Notice Regarding Election of Temporary Independent Auditor

In accordance with the provisions set forth in Paragraphs 4 and 6 of Article 346 of the Corporation Act, we hereby advise you of the election of a temporary Independent Auditor by the Board of Corporate Auditors held on July 19, 2006 of the Company, as follows:

1. Reason for election of temporary Independent Auditor

ChuoAoyama PricewaterhouseCoopers received an order dated May 10, 2006 from the Financial Services Agency to suspend its business for the two-month period from July 1, 2006 to August 31, 2006. As a result, it has lost its qualification to act as the Independent Auditor of the Company and resigned this office as of June 30, 2006 in accordance with the provisions in Paragraph 3 (1) of Article 337 of the Corporation Act. In order to avoid the absence of an Independent Auditor of the Company and to maintain the audit of the Company without interruption, YAMAGUCHI Audit Corporation has been elected as the temporary Independent Auditor.

2. Name and address of temporary Independent Auditor newly elected

Name: YAMAGUCHI Audit Corporation

Address: Yoyogi Kouenmae Bldg., Yoyogidouri 2-3, Shunan, Yamaguchi, Japan

3. Effective date

July 19, 2006

(Supplemental Information)

Currently, ChuoAoyama PricewaterhouseCoopers is the Company’s auditor for the purposes of the U.S. securities laws. The suspension order referred to in 1. above is not applicable to the audit services required under foreign laws and regulations, including those required under the U.S. securities laws (including the Sarbanes-Oxley Acts of 2002). ChuoAoyama PricewaterhouseCoopers continues to be the Company’s auditor with respect to the audit services to which the suspension order is not applicable, and to provide such services to the Company.